UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 23, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Lake Ellenor Controlled Subsidiary

On November 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Enclave at Lake Ellenor JV, LLC (the “Lake Ellenor Controlled Subsidiary”), for an initial purchase price of $7,650,000, which was the initial stated value of our equity interest in the Lake Ellenor Controlled Subsidiary (the “Lake Ellenor Investment”). The Lake Ellenor Controlled Subsidiary used the proceeds of the Lake Ellenor Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 296 units located at 2100 W Oak Ridge Road in Orlando, FL (the “Lake Ellenor Property”). Details of this acquisition can be found here.

We increased the balance of the Lake Ellenor Investment over time to approximately $11,078,000 as we funded our pro rata share of renovation costs. On July 13, 2018, Key Bank and Fannie Mae provided a $7,474,000 supplemental loan resulting in a corresponding cash distribution to us in the amount of approximately $5,575,000. Details of this supplemental financing can be found here.

On December 23, 2021, the Lake Ellenor Controlled Subsidiary sold the Lake Ellenor Property for a sales price of approximately $68,500,000.  Proceeds from the sale totaled approximately $35,723,000, net of repayment of $31,391,000 of outstanding senior loans, and closing costs of approximately $1,386,000. Taking into account our share of the sales proceeds, and all of our contributions and distributions to and from the Lake Ellenor Controlled Subsidiary over the holding period, we have realized an internal rate of return of approximately 37.7% on the Lake Ellenor Investment.

To facilitate a tax deferral on the gain from the sale of the Lake Ellenor Property, we intend to form a new majority owned subsidiary that will transact via a 1031 exchange. We expect to close on a replacement property in 2022 and will file another update when the 1031 exchange transaction is consummated.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 30, 2021